Exhibit 14.1

DEKANIA CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

As of August 1, 2006

Introduction

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers and employees (collectively, the “Covered Persons”) of Dekania Corp. (“Dekania”). All Covered Persons must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by Dekania’s agents and representatives, including consultants.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 14 of this Code.

1. Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which Dekania’s ethical standards are built. All Covered Persons must respect and obey the laws of the cities and states in which we operate. Although not all Covered Persons are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

All Covered Persons must cooperate fully with the people responsible for preparing reports filed with the Securities and Exchange Commission and all other materials that are made available to the investing public to make sure the people responsible for preparing such reports and materials are aware in a timely manner of all information that might have to be disclosed in those reports or other materials or that might affect the way in which information is disclosed in them.

2. Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of Dekania. A conflict situation can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her work for Dekania objectively and effectively. Conflicts of interest may also arise when a Covered Person, or members of his or her family, receives improper personal benefits as a result of his or her position with Dekania. Loans to, or guarantees of obligations of, Covered Persons and their family members may create conflicts of interest.

It is almost always a conflict of interest if a Covered Person works simultaneously for a competitor or borrower. You are not allowed to work for a competitor as a consultant or director. The best policy is to avoid any direct or indirect business connection with our competitors or borrowers, except on our behalf. The Board of Directors has determined that it is not a conflict of interest for a Covered Person to work for or otherwise have a business connection with Cohen Brothers, LLC and any of its affiliates.

Conflicts of interest are prohibited as a matter of Dekania policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or Dekania’s legal counsel. Any Covered Person who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel and/or consult the procedures described in Section 14 of this Code.

3. Insider Trading

All Covered Persons must comply with Dekania’s Insider Trading Policy and any relevant pre-clearance and blackout policies. A copy is available from Dekania’s counsel. Covered Persons who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about Dekania should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult Dekania’s counsel.

4. Corporate Opportunities

Covered Persons are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No Covered Person may use corporate property, information, or position for improper personal gain, and no Covered Person may compete with Dekania directly or indirectly. Covered Persons owe a duty to Dekania to advance its legitimate interests when the opportunity to do so arises.

5. Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each Covered Person should endeavor to respect the rights of and deal fairly with Dekania’s business investors, suppliers, competitors and their employees. No Covered Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Covered Person, family member of an Covered Person or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

6. Discrimination and Harassment

The diversity of Dekania’s Covered Persons is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

7. Health and Safety

Dekania strives to provide each Covered Person with a safe and healthful work environment. Each Covered Person has responsibility for maintaining a safe and healthy workplace for all Covered Persons by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Covered Persons should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

8. Record-Keeping

Dekania requires honest and accurate recording and reporting of information in order to make responsible business decisions. Many Covered Persons regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or Dekania’s chief financial officer.

All of Dekania’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Dekania’s transactions and must conform both to applicable legal requirements and to Dekania’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports.

9. Confidentiality

Covered Persons must maintain the confidentiality of confidential information entrusted to them by Dekania, except when disclosure is authorized by Dekania’s counsel or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to Dekania or its customers, if disclosed. It also includes information that our borrowers or other parties with whom we have investing or lending arrangements have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

10. Protection and Proper Use of Dekania Assets

All Covered Persons should endeavor to protect Dekania’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on Dekania’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Dekania equipment should not be used for non- Dekania business, though incidental personal use may be permitted.

The obligation of Covered Persons to protect Dekania’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets as well as business, marketing and service plans, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Dekania policy. It could also be illegal and result in civil or even criminal penalties.

11. Payments to Government Personnel

The U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Dekania policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Dekania’s counsel can provide guidance to you in this area. In addition, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

12. Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code may be made only by the Board of Directors or a Board committee and will be promptly disclosed to Dekania’s stockholders as required by law or stock exchange regulation.

13. Reporting any Illegal or Unethical Behavior

Covered Persons are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of Dekania not to allow retaliation for reports of misconduct by others made in good faith by Covered Persons. Covered Persons are expected to cooperate in internal investigations of misconduct. Procedures for the confidential, anonymous submission to Dekania’s Audit Committee by Covered Persons of Dekania of concerns regarding questionable accounting or auditing matters are set forth in information delivered to Dekania Covered Persons.

14. Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

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Seek help from Dekania resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with your office manager or your Human Resources manager. If that also is not appropriate, call or write to Dekania’s counsel.

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You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. Dekania does not permit retaliation of any kind against Covered Persons for good faith reports of ethical violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

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